Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Reports First Quarter 2019 Financial Results

– Closed $30.5 million U.S. Initial Public Offering in February 2019 –

CAMBRIDGE, Mass., May 22, 2019 - Anchiano Therapeutics Ltd. (Nasdaq and TASE: ANCN) (“Anchiano”), a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, today reported financial results for its first quarter ended March 31, 2019.

Key Developments and Recent Highlights

•	Closed an initial public offering (“IPO”) of Anchiano's American Depositary Shares (“ADSs”) on February 14, 2019, resulting in gross proceeds of $30.5 million. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ANCN.”

•	Following the IPO, Anchiano’s financial resources are expected to meet its needs until the second quarter of 2020.

•	Initiated delisting of its ordinary shares from the Tel Aviv Stock Exchange (TASE). The last day the ordinary shares will trade on the TASE is expected to be June 13, 2019, and the ordinary shares are expected to be delisted from the TASE on June 17, 2019.

“We are pleased with the progress we have made this quarter as a company, with the continued development of inodiftagene, our gene therapy for bladder cancer; our U.S. IPO and Nasdaq listing; and the subsequent steps we have taken to delist from the TASE,” stated Frank Haluska, M.D., Ph.D., President and Chief Executive Officer of Anchiano. “We believe we are now well positioned with a U.S.-based clinical development operation, a strong U.S. shareholder base, a strong balance sheet, and an exciting product candidate in its pivotal phase of development. We look forward to announcing several clinical milestones this year as we continue the Codex pivotal clinical trial of inodiftagene for the treatment of early-stage bladder cancer.”

First Quarter 2019 Financial Results:

On March 31, 2019, Anchiano had total cash and cash equivalents of approximately $32.1 million, compared to approximately $7.5 million on December 31, 2018.

Research and development expenses for the first quarter of 2019 were approximately $4.1 million, compared to approximately $2.5 million in the first quarter of 2018. The increase was mainly due to an increase in clinical trial expenses, manufacturing expenses and an increase in clinical manpower.

General and administrative expenses for the first quarter of 2019 were approximately $1.3 million, compared to approximately $0.9 million in the first quarter of 2018. The increase was mainly due to an increase in professional and consulting expenses, insurance, rent expenses, and employee options and payroll provisions.

Financing expenses, net, in the first quarter of 2019 were approximately $12.9 million compared to approximately $0.08 million in the first quarter of 2018. This change was mainly due to changes in the fair value of derivative financial instruments.

Net loss for the first quarter of 2019 was approximately $18.4 million, or $0.70 per share, compared to approximately $3.5 million, or $0.37 per share in the first quarter of 2018.

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene vixteplasmid, is a gene-therapy product candidate that is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com

QUARTERLY RESULTS OF OPERATIONS (unaudited)

U.S. dollars in thousands

	Fiscal Quarter Ended March 31,
	2019	2018
Operating expenses
Research and development expenses	4,141	2,475
General and administrative expenses	1,293	926
Operating loss	5,434	3,401
Financing expenses, net	12,873	76
Loss before income tax	18,307	3,477
Income tax	140	62
Net loss for the period	18,447	3,539

QUARTERLY STATEMENTS OF FINANCIAL POSITION (unaudited)

U.S. dollars in thousands

	March 31, 2019	December 31, 2018
Assets
Current Assets	33,354	10,920
Non-Current Assets	3,426	1,654
Total Assets	36,780	12,574
Liabilities
Current Liabilities	4,750	10,036
Non-Current Liabilities	5,682	3,628
Total Liabilities	10,432	13,664
Equity
Total equity (deficiency)	26,348	(1,090)
Total Liabilities and Equity	36,780	12,574

CASH FLOWS (unaudited)

U.S. dollars in thousands

	Fiscal Quarter Ended March 31,
	2019	2018
Net cash used in operating activities	(2,996)	(2,677)
Net cash used in investing activities	(75)	(104)
Net cash provided by financing activities	27,699	2,000
Net increase (decrease) in cash and cash equivalents	24,628	(781)